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                                                            Exhibit (a)(1)(xiii)

                            E-MAIL FROM EMILY LIGGETT
                      ACCOMPANYING REVISED OFFER MATERIALS

         By this email, we are delivering to you new versions of the Offer to Exchange Certain Outstanding Options for New Options, as well as the related Election Form and Notice to Withdraw from the Offer, which reflect comments we have received from the Securities and Exchange Commission on the original versions of those documents.

         In addition, if you would like to see the changes that have been made to these documents, we are also delivering to you marked copies of these three documents, in each case marked to show changes against the version that was initially filed with the Securities and Exchange Commission on June 25, 2003.

         The offer is still expected to expire on July 24, 2003, as we have previously told you.

         Please note that the revised Offer to Exchange Certain Outstanding Options for New Options is now dated July 9, 2003 (the original version was dated June 25, 2003). In any document that you have previously submitted, or in any document you may submit in the future, in connection with this offer, any reference to the "Offer to Exchange Certain Outstanding Options for New Options dated June 25, 2003" will be considered a reference to the most current version of that document.

         Emily Liggett
         Chief Executive Officer (Interim)